EXHIBIT 99.1

For Immediate Release 20-4-TR	Date:	January 21, 2020

Teck Named to 2020 Global 100 Most Sustainable Corporations List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been recognized as one of the 2020 Global 100 Most Sustainable Corporations by Corporate Knights. Teck was the top-ranked company in the Metal Ore Mining category and the only mining company included on the list.

“At Teck, being socially and environmentally responsible is foundational to our success and an important part of who we are as a company,” said Don Lindsay, President and CEO. “Our employees drive our continued commitment to operating responsibly and producing the materials essential to building a better quality of life for people around the world.”

The Global 100 companies are selected from all publicly traded companies with annual revenues of US$1 billion or more. Companies were evaluated based on a range of sector-specific sustainability metrics, such as clean revenue percentage, water, energy and carbon productivity, and safety performance, as well as financial strength and business sustainability. More information can be found here: https://www.corporateknights.com/reports/global-100/.

Teck has also been named one of the Best 50 Corporate Citizens by Corporate Knights for the past 13 years and has been named to the Dow Jones Sustainability World Index (DJSI) for the last 10 years and in 2019 was the top-ranked mining company on both the World and North American Index for DJSI.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com